Filed Pursuant to Rule 424(b)(3)

Registration No. 333-222630

BLACK CREEK DIVERSIFIED PROPERTY FUND INC.

SUPPLEMENT NO. 6 DATED JUNE 15, 2021

TO THE PROSPECTUS DATED SEPTEMBER 4, 2020

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 4, 2020 as supplemented by Supplement No. 1 dated April 6, 2021, Supplement No. 2 dated April 15, 2021, Supplement No. 3 dated May 5, 2021, Supplement No. 4 dated May 14, 2021, and Supplement No. 5 dated May 20, 2021 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price for each class of our common stock as of July 1, 2021;
●	the calculation of our May 31, 2021 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	updated risk factors;
●	update on our assets and performance;
●	updated experts information; and
●	updated information regarding NAV calculation and valuation procedures.

●             JULY 1, 2021 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of July 1, 2021 (and redemptions as of June 30, 2021) is as follows:

Share Class	Transaction Price (per share)
Class T	$7.6313
Class S	7.6313
Class D	7.6313
Class I	7.6313
Class E	7.6313

The transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2021. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●             MAY 31, 2021 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekdiversified.com and is also available on our toll-free, automated telephone line at (888) 310-9352. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S., Inc., a third-party valuation firm, to serve as our independent valuation advisor (‘‘Altus Group’’ or the “Independent Valuation Advisor”) with respect to providing monthly real property appraisals, reviewing annual third-party real property appraisals, reviewing the internal valuations of debt-related assets and liabilities performed by our Advisor, helping us administer the valuation and review process for the real properties in our portfolio, and assisting in the development and review of our valuation procedures. As part of this process, our Advisor reviews the estimates of the values of our real property portfolio, real estate-related assets, and other assets and liabilities within our portfolio for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions, and informs our board of directors of its conclusions. Although third-party appraisal firms, the Independent Valuation Advisor, or other pricing sources may consider any comments received from us or our Advisor or other valuation sources for their individual valuations, the final estimated fair values of our real properties are determined by the Independent Valuation Advisor and the final estimates of fair values of our real estate-related assets, our other assets, and our liabilities are determined by the applicable pricing source, subject to the oversight of our board of directors. With respect to the valuation of our real properties, the Independent Valuation Advisor provides our board of directors with periodic valuation reports and is available to meet with our board of directors to review valuation information, as well as our valuation guidelines and the operation and results of the valuation and review process generally. All parties engaged by us in connection with our valuation procedures, including the Independent Valuation Advisor, ALPS Fund Services Inc. (“ALPS”), and our Advisor, are subject to the oversight of our board of directors. Our board of directors has the right to engage additional valuation firms and pricing sources to review the valuation process or valuations, if deemed appropriate. At least once each calendar year our board of directors, including a majority of our independent directors, reviews the appropriateness of our valuation procedures with input from the Independent Valuation Advisor. From time to time our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures if it: (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination; or (2) otherwise reasonably believes a change is appropriate for the determination of NAV. We will publicly announce material changes to our valuation procedures. See the “Net Asset Value Calculation and Valuation Procedures” section of the Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the Independent Valuation Advisor.

Our valuation procedures, which address specifically each category of our assets and liabilities and are applied separately from the preparation of our financial statements in accordance with GAAP, involve adjustments from historical cost. There are certain factors which cause NAV to be different from total equity or stockholders’ equity on a GAAP basis. Most significantly, the valuation of our real assets, which is the largest component of our NAV calculation, is provided to us by the Independent Valuation Advisor. For GAAP purposes, these assets are generally recorded at depreciated or amortized cost. Another example that will cause our NAV to differ from our GAAP total equity or stockholders’ equity is the straight-lining of rent, which results in a receivable for GAAP purposes that is not included in the determination of our NAV. The fair values of our assets and certain liabilities are determined using widely accepted methodologies and, as appropriate, the GAAP principles within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures and are used by ALPS in calculating our NAV per share. However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. We did not develop our valuation procedures with the intention of complying with fair value concepts under GAAP and, therefore, there could be differences between our fair values and the fair values derived from the principal market or most advantageous market concepts of establishing fair value under GAAP.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) which may be held directly or indirectly by the Advisor, the Sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of May 31, 2021 and April 30, 2021:

	As of
(in thousands)	May 31, 2021	April 30, 2021
Investments in office properties	$748,850	$747,300
Investments in retail properties	908,350	906,700
Investments in multi-family properties	393,050	392,000
Investments in industrial properties	557,600	553,550
Total investment in real estate properties	2,607,850	2,599,550
Debt-related investments	47,768	47,718
DST Program Loans	55,946	50,518
Total investments	2,711,564	2,697,786
Cash and cash equivalents	11,626	16,273
Restricted cash	10,419	10,212
Other assets	30,135	29,210
Line of credit, term loans and mortgage notes	(868,217)	(907,466)
Financing obligations associated with our DST Program	(575,504)	(541,851)
Other liabilities	(38,817)	(38,501)
Accrued performance-based fee	(3,157)	(2,504)
Accrued advisory fees	(1,698)	(1,655)
Aggregate Fund NAV	$1,276,351	$1,261,504
Total Fund Interests outstanding	167,251	165,671

The following table sets forth the NAV per Fund Interest as of May 31, 2021 and April 30, 2021:

		Class T	Class S	Class D	Class I	Class E
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	Shares	Shares	OP Units
As of May 31, 2021
Monthly NAV	$1,276,351	$84,244	$212,322	$40,399	$362,085	$445,430	$131,871
Fund Interests outstanding	167,251	11,039	27,822	5,294	47,447	58,369	17,280
NAV Per Fund Interest	$7.6313	$7.6313	$7.6313	$7.6313	$7.6313	$7.6313	$7.6313
As of April 30, 2021
Monthly NAV	$1,261,504	$81,383	$204,515	$39,188	$356,513	$448,325	$131,580
Fund Interests outstanding	165,671	10,688	26,859	5,146	46,820	58,878	17,280
NAV Per Fund Interest	$7.6145	$7.6145	$7.6145	$7.6145	$7.6145	$7.6145	$7.6145

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of our dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for shares of our common stock. As of May 31, 2021, we estimated approximately $20.8 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders’ ability to redeem shares under our share redemption program and our ability to suspend or terminate our share redemption program at any time. Our NAV generally does not consider exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The valuations of our real properties as of May 31, 2021 were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Multi‑family	Industrial	Weighted-Average Basis
Exit capitalization rate	6.31%	6.21%	5.26%	5.34%	5.91%
Discount rate / internal rate of return	7.12%	6.77%	6.07%	6.03%	6.60%
Average holding period (years)	10.0	10.0	10.0	10.0	10.0

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Retail	Multi‑family	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	3.01%	2.54%	3.20%	3.34%	2.95%
	0.25% increase	(2.77)%	(2.34)%	(2.91)%	(3.04)%	(2.70)%
Discount rate (weighted-average)	0.25% decrease	2.12%	1.92%	2.00%	2.01%	2.01%
	0.25% increase	(2.07)%	(1.87)%	(1.95)%	(1.97)%	(1.96)%

From September 30, 2017 through November 30, 2019, we valued our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Beginning with our valuation for December 31, 2019, our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rate hedges, were valued at par (i.e. at their respective outstanding balances). In addition, because we utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. As of May 31, 2021, we classified all of our debt as intended to be held to maturity.

●             STATUS OF THIS OFFERING

As of June 1, 2021, we had raised gross proceeds of approximately $448.8 million from the sale of approximately 59.5 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $35.4 million. As of June 1, 2021, approximately $2.55 billion in shares remained available for sale pursuant to this offering, including approximately $464.6 million in shares available for sale through our distribution reinvestment plan.

●             RISK FACTORS

As previously disclosed, on May 20, 2021, affiliates of the Sponsor entered into a definitive agreement to sell Black Creek Group’s U.S. real estate investment advisory and distribution business, including the Advisor, to Ares Holdings L.P. (“Ares”), an affiliate of Ares Management Corporation (“Ares Management”). The transaction is subject to customary closing conditions, including regulatory approvals, and is currently expected to close in early July 2021. Ares Management is a leading global alternative investment manager operating integrated groups across credit, private equity, real estate and strategic initiatives with approximately $197 billion of assets under management and over 1,450 employees operating across more than 25 offices in over 10 countries in North America, Europe and Asia as of December 2020.

The following risk factors supplement the risk factors and/or supersede and replace the similar risk factors contained in the Prospectus and all similar disclosure in the Prospectus. The first risk factor below updates and supersedes the risk factor included in Supplement No. 5, dated May 20, 2021.

If Black Creek Group is acquired by Ares, the management and personnel of Black Creek Group, our investment strategy and our business strategy may change without stockholder approval.

On May 20, 2021, affiliates of the Sponsor entered into a definitive agreement to sell Black Creek Group’s U.S. real estate investment advisory business, including the Advisor, to Ares Holdings L.P., an affiliate of Ares Management Corporation (“Ares Management”). The transaction is subject to customary closing conditions, including regulatory approvals, and is currently expected to close in early July 2021. We believe that Ares Management intends to continue to operate the business of Black Creek Group consistent with past practice. The principals of Black Creek Group, the rest of the management team and our current officers are expected to continue to serve in their roles for the foreseeable future, although certain Ares Management personnel are expected to join our board of directors and the Advisor’s investment committee. We expect that the Advisory Agreement will formally be assigned, subject to the approval of our board of directors, to an Ares registered investment adviser upon closing of the transaction. We intend to continue to operate as a NAV-based perpetual-life REIT primarily focused on investing in and operating a diverse portfolio of real property. Any changes to our board of directors, management team or investment policies will require approval of our board of directors. Although such changes may be made in the future, no such changes have been approved at this time. However, following the sale of Black Creek Group, the members of the management team at Black Creek Group and our Company may eventually change, including the positions currently held by Messrs. Mulvihill and Zucker. We expect to appoint a representative of Ares Management to our board of directors. We also expect that, upon closing the transaction, a new policy regarding the allocation of investment opportunities will be implemented by Ares Management which will take into consideration other investment vehicles sponsored by Ares Management with overlapping investment objectives, strategies or criteria. Our board of directors has a duty to ensure that the policy is applied fairly to our Company, but the fair application of the allocation policy may nonetheless result in overlapping investment opportunities that are otherwise suitable for us not being allocated to us in whole or in part. We may also approve changes to our investment policies and business strategies. Stockholders in our Company should be aware of the risk that these aspects of the transaction impose on our management and that our Company’s overall management strategy could change without stockholder approval.

If Black Creek Group is acquired by Ares, we could face challenges related to the integration of Black Creek into the business, operations and corporate culture of Ares Management, the allocation of corporate resources, and the retention of Black Creek personnel, which could adversely impact our business and reduce the synergies that we expect to benefit from as a result of the transaction.

The integration of Black Creek Group into the business of Ares Management could present challenges that are often encountered by the surviving companies of similar corporate transactions (e.g., issues involving the integration of corporate cultures or infrastructure), in addition to unanticipated challenges, which could divert time and attention away from the activities of our Company.

As a result of the transaction, there may be future changes to the composition of our senior management team and investment professionals.  The loss of one or more key people at the Advisor who are expected to continue to serve in their respective roles following the closing of the transaction could have a material adverse effect on our performance.

Former employees of Black Creek Group, in their capacities at Ares Management, are expected to work on new projects or accounts that they were not involved in when Black Creek was a standalone business.  As a result of the transaction and related integration of certain Black Creek personnel, conflicts may arise in the allocation of certain personnel and other resources.  Different entities and persons may be performing different roles and devoting different levels of attention to our Company as compared to the individuals and entities performing these functions prior to the closing of the transaction.

There will not be a complete overlap in the team of management professionals, and the roles of various team members, as between our Company and prior investment vehicles sponsored by Ares Management and Black Creek, respectively.  Investors should consider this when reviewing historical information about our Sponsor in the Prospectus following the closing of the transaction.

●             UPDATE ON OUR ASSETS AND PERFORMANCE

As of May 31, 2021, we had $2.7 billion in assets under management (calculated as fair value of total investment in real estate properties and debt-related investments, plus cash and cash equivalents). Our investments include 56 real estate properties totaling approximately 11.4 million square feet located in 25 markets throughout the U.S., which were 91.8% leased as of May 31, 2021.

As of May 31, 2021 our leverage ratio was 32.3% (calculated as outstanding principal balance of our borrowings less cash and cash equivalents, divided by the fair value of our real property and debt-related investments not associated with the DST Program, as determined in accordance with our valuation procedures).

The following table sets forth the total shareholder returns for the periods ended May 31, 2021:

	Trailing One-Month (1)	One-Year (Trailing 12-Months)(1)	Since NAV Inception Annualized (1)(2)
Class T Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(2.84)%	2.45%	5.76%
Class T Share Total Return (without upfront selling commissions and dealer manager fees) (3)	0.56	6.04	5.91
Class S Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(2.84)	2.45	5.76
Class S Share Total Return (without upfront selling commissions and dealer manager fees) (3)	0.56	6.04	5.91
Class D Share Total Return (3)	0.61	6.67	6.30
Class I Share Total Return (3)	0.63	6.94	6.71
Class E Share Total Return (3)	0.63	6.94	6.76

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and is a compound rate of return that assumes reinvestment of all distributions for the respective time period, and excludes upfront selling commissions and dealer manager fees paid by investors, except for returns noted “with upfront selling commissions and dealer manager fees” (“Total Return”). Past performance is not a guarantee of future results. Current performance may be higher or lower than the performance data quoted.
(2)	NAV inception was September 30, 2012, which is when we first sold shares of our common stock after converting to an NAV-based REIT on July 12, 2012. Investors in our fixed price offerings prior to NAV inception on September 30, 2012 are likely to have a lower return.
(3)	The Total Returns presented are based on actual NAVs at which shareholders transacted, calculated pursuant to our valuation procedures. From NAV inception to November 30, 2019, these NAVs reflected mark-to-market adjustments on our borrowing-related interest rate hedge positions; and from September 1, 2017 to November 30, 2019, these NAVs also reflected mark-to-market adjustments on our borrowing-related debt instruments. Prior to September 1, 2017, our valuation policies dictated marking borrowing-related debt instruments to par except in certain circumstances; therefore, we did not formally track mark-to-market adjustments on our borrowing-related debt instruments during such time.

The following table sets forth a summary of our May rent collections as of June 9, 2021:

May 2021
Rent Collections
Office	98.5%
Retail	95.0%
Industrial	97.0%
Multifamily	96.6%

Total	96.7%

●             EXPERTS

The statements included in this Supplement under “May 31, 2021 NAV Per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in real estate valuations.

●             NET ASSET VALUE CALCULATIONS AND VALUATION PROCEDURES

Our board of directors amended our Net Asset Value Calculation and Valuation Procedures, which we refer to as our valuation procedures, effective as of June 10, 2021, in order to, among other things, clarify certain of the procedures followed in the calculation of our NAV and the role of Altus Group U.S. Inc., as our Independent Valuation Advisor. The sections of the Prospectus titled “Prospectus Summary” and “Net Asset Value Calculation and Valuation Procedures” are updated to reflect our amended valuation procedures as follows:

1) The following supersedes and replaces the sections titled, “Prospectus Summary – Net Asset Value Calculation and Valuation Procedures” and “Prospectus Summary – NAV and NAV Per Share Calculation”:

Net Asset Value Calculation and Valuation Procedures

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our NAV is calculated monthly based on the net asset values of our investments, the addition of any other assets and the deduction of any other liabilities. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., “Altus Group” or our “Independent Valuation Advisor”, a valuation firm, with respect to providing monthly real property appraisals, reviewing annual third-party real property appraisals, and helping us administer the real property valuation and review process. Estimates of the fair values of certain of our other assets, debt, and other liabilities are determined by our Advisor or other suitable pricing sources.

Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of stock, and is available generally within 15 calendar days after the end of the applicable month. Our NAV per share is calculated by ALPS Fund Services Inc., “ALPS” or “NAV Accountant,” a third-party firm approved by our board of directors, including a majority of our independent directors. Our board of directors, including a majority of our independent directors, may replace ALPS, the Independent Valuation Advisor, or any other party involved in our valuation procedures with another party, including our Advisor, if it is deemed appropriate to do so.

As a public company, we are required to issue financial statements generally based on historical cost in accordance with GAAP. To calculate our NAV for the purpose of establishing a purchase and redemption price for our shares, we have adopted policies and procedures, which adjust the values of certain of our assets and liabilities from historical cost to fair value. NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV differs from GAAP. As a result, our NAV should not be considered equivalent to stockholders’ equity or any other GAAP measure. See "Net Asset Value Calculation and Valuation Procedures" for more details regarding our NAV per share calculations.

2) The following supersedes and replaces the similar disclosure in the section titled, “Net Asset Value Calculation and Valuation Procedures” and all similar disclosure in the Prospectus:

Overview

Our board of directors, including a majority of our independent directors, has adopted these valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. As a public company, we are required to issue financial statements generally based on historical cost in accordance with GAAP. To calculate our NAV for the purpose of establishing a purchase and redemption price for our shares, we have adopted policies and procedures, which adjust the values of certain of our assets and liabilities from historical cost to fair value, as described below. As a result, our NAV may differ from the amount reported as stockholders’ equity on the face of our financial statements prepared in accordance with GAAP. The fair values of our assets and certain liabilities are determined using widely accepted methodologies and, as appropriate, the GAAP principles within the FASB Accounting Standards Codification under Topic 820, Fair Value Measurements and Disclosures and are used by ALPS in calculating our NAV and NAV per share. However, our valuation procedures and our NAV are not subject to GAAP and will not be subject to independent audit. Our NAV may differ from total equity or stockholders’ equity reflected on our audited financial statements, even if we are required to adopt a fair value basis of accounting for GAAP financial statement purposes in the future. Furthermore, no rule or regulation requires that we calculate NAV in a certain way. Although we believe our NAV calculation methodologies are consistent with standard industry principles, there is no established practice among public REITs, whether listed or not, for calculating NAV in order to establish a purchase and redemption price. As a result, other public REITs may use different methodologies or assumptions to determine NAV.

Independent Valuation Advisor

With the approval of our board of directors, including a majority of our independent directors, we have engaged our Independent Valuation Advisor with respect to providing monthly real property appraisals, reviewing annual third-party real property appraisals, reviewing the Advisor’s internal valuations of debt-related assets and liabilities, helping us administer the valuation and review process described under “Real Property” below for the real properties in our portfolio, and assisting in the development and review of the valuation procedures contained herein. Altus Group is a multidisciplinary provider of independent, commercial real estate appraisal, consulting, technology, and advisory services with multiple offices around the world, including in the United States, Canada, Europe and Asia Pacific. Altus Group is not affiliated with us or the Advisor. The compensation we pay to our Independent Valuation Advisor is not based on the estimated values of our assets or liabilities. Our board of directors, including a majority of our independent directors, may replace our Independent Valuation Advisor at any time. We will promptly disclose any changes to the identity or role of our Independent Valuation Advisor in this prospectus and in reports we publicly file with the SEC.

Altus Group discharges its responsibilities with respect to real property appraisals in accordance with our real property valuation procedures described below and with the oversight of our board of directors. Our board of directors is not involved in the day-to-day valuation of the real properties in our portfolio, but periodically receives and reviews such information about the valuations of the real properties as it deems necessary to exercise its oversight responsibility. While our Independent Valuation Advisor is responsible for providing monthly appraisals of our real properties and reviews of third-party appraisals, our Independent Valuation Advisor is not responsible for nor does it prepare our monthly NAV.

Our Independent Valuation Advisor performs other roles under our valuation procedures as described herein and may be engaged to provide additional services, including providing an independent appraisal of any of our other assets or liabilities (contingent or otherwise). Our Independent Valuation Advisor may, from time to time, perform other commercial real estate and financial advisory services for our Advisor and its related parties, or in transactions related to the properties that are the subject of appraisals being performed for us, or otherwise, so long as such other services do not adversely affect the independence of the applicable appraiser as certified in the applicable appraisal report or the independence of our Independent Valuation Advisor.

Valuation of Consolidated Assets and Liabilities

Our NAV will reflect our pro rata ownership share of the fair values of certain consolidated assets and liabilities, as described below.

Real Property

The overarching principle of the real property appraisal process is to produce real property appraisals that represent credible estimates of fair value. The estimate of fair value developed in the appraisals of our real properties may not always reflect the value of, or may materially differ from, the value at which we would agree to buy or sell such assets. Further, we do not undertake to disclose the value at which we would be willing to buy or sell our real properties to any prospective or existing investor.

Each real property is appraised by a Third-Party Appraisal Firm at least once per calendar year and reviewed by the Advisor and our Independent Valuation Advisor. We seek to schedule the appraisals by Third-Party Appraisal Firms evenly throughout the calendar year, such that an approximately equal portion of the real properties in our portfolio are appraised by a Third-Party Appraisal Firm each month, although we may have more or fewer appraisals in an individual month. In its review, our Independent Valuation Advisor, will provide an opinion as to the reasonableness of each appraisal report from Third-Party Appraisal Firms as well as provide a second, independent appraisal as part of its regular monthly appraisal duties, as described below. Valuation discrepancies between the appraisal provided by the Third-Party Appraisal Firm and the appraisal provided by our Independent Valuation Advisor are subject to our valuation dispute resolution procedures. Under these procedures, if the Third-Party Appraisal Firm and our Independent Valuation Advisor are unable to reconcile the key differences between the two appraisals, we will use the appraisal from our Independent Valuation Advisor in the calculation of our NAV until a new appraisal from a different Third-Party Appraisal Firm is obtained, reviewed for reasonableness by the Independent Valuation Advisor and used as the appraised value. In no event will a calendar year pass without having each real property appraised by a Third-Party Appraisal Firm unless such asset is being bought or sold in such calendar year.

Additionally, each real property is appraised each calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by the Advisor. As described above, our Independent Valuation Advisor will review the appraisals from the Third-Party Appraisal Firms and provide an opinion as to the reasonableness of each appraisal report before reflecting any valuation change in its monthly appraisals of the real properties in our portfolio.

Notwithstanding, newly acquired real properties are initially valued at cost, which is expected to represent fair value at that time. Each newly acquired real property will be appraised by the Independent Valuation Advisor within three months following the month of acquisition, and thereafter will be subject to the regular monthly appraisal process described above. Additionally, each newly acquired real property will first be appraised by a Third-Party Appraisal Firm in the calendar year following the year of acquisition.

All appraisals are performed in accordance with the Uniform Standards of Professional Appraisal Practices, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation and the Code of Ethics & Standards of Professional Practice of the Appraised Institute. Each appraisal must be reviewed, approved, and signed by an individual with the professional MAI designation of the Appraisal Institute. Real property appraisals are reported on a free-and-clear basis (for example, no mortgage), irrespective of any property-level financing that may be in place. Such property-level debt or other financing ultimately are factored in and do impact our NAV in a manner described in more detail below.

We rely on the income approach as the primary methodology used by the Third-Party Appraisal Firms and our Independent Valuation Advisor (together, the “Independent Appraisal Firms”) in valuing the real properties in our portfolio, whereby value is derived by determining the present value of a real property’s future cash flows (for example, discounted cash flow analysis). Consistent with industry practices, the income approach incorporates subjective judgments regarding comparable property rental rates and operating expense data, the appropriate capitalization and discount rates, and projections of future income and expenses based on market derived data and trends. Other methodologies that may also be used to value properties include sales comparisons and cost approaches. Because the real property appraisals involve significant professional judgment in the application of both observable and unobservable inputs, the estimated fair values of our real properties may differ from their actual realizable values or future appraised values. Our real property valuations may not reflect the liquidation value or net realizable value of our real properties because the valuations performed by our Independent Appraisal Firms involve subjective judgments about competitive market behavior and do not reflect transaction costs that would be incurred if we were to dispose of our real properties today. Transaction costs related to an acquisition or disposition will generally be factored into our NAV no later than the closing date for such transaction, and in some circumstances such as when an asset is anticipated to be acquired or disposed, we may factor into our NAV calculation a portion of the potential transaction price and related closing costs given the likelihood that the transaction will close.

Our Independent Appraisal Firms request and collect all reasonably available information that they deem relevant in valuing the real properties in our portfolio from a variety of sources including, but not limited to information from management and other information derived through our Independent Appraisal Firm’s database and other industry and market data. The Independent Appraisal Firms rely in part on property-level information provided by the Advisor, including: (i) historical and budgeted operating revenues and expenses of the property; (ii) lease agreements on the property; and (iii) information regarding recent or planned capital expenditures.

In conducting their investigation and analyses, our Independent Appraisal Firms take into account customary and accepted financial and commercial procedures and considerations as they deem relevant, which may include, without limitation, the review of documents, materials and information relevant to valuing the real properties that are provided by us or our Advisor. Although our Independent Appraisal Firms may review the information supplied or otherwise made available by us or our Advisor for reasonableness, they assume and rely upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to them by any other party and do not undertake any duty or responsibility to verify independently any of such information. With respect to operating or financial forecasts and other information and data to be provided to or otherwise to be reviewed by or discussed with our Independent Appraisal Firms, our Independent Appraisal Firms assume that such forecasts and other information and data were reasonably prepared in good faith reflecting the best currently available estimates and judgments of our management, board of directors and Advisor, and rely upon us to advise our Independent Appraisal Firms promptly if any material information previously provided becomes inaccurate or is required to be updated during the valuation period.

In performing their analyses, our Independent Appraisal Firms make numerous other assumptions with respect to the behavior of market participants, industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond their control and our control, as well as certain factual matters. For example, unless specifically informed to the contrary, our Independent Appraisal Firms may assume that we have clear and marketable title to each real property valued, that no title defects exist, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. Furthermore, our Independent Appraisal Firms’ analysis, opinions and conclusions are necessarily based upon market, economic, financial and other circumstances and conditions existing at or prior to the appraisal, and any material change in such circumstances and conditions may affect our Independent Appraisal Firms’ analysis and conclusions. Our Independent Appraisal Firms’ appraisal reports may contain other assumptions, qualifications and limitations set forth in the respective appraisal reports that qualify the analysis, opinions and conclusions set forth therein.

Our Independent Appraisal Firms’ valuation reports are addressed solely to us and not to the public, may not be relied upon by any other person to establish an estimated value of our common stock, and will not constitute a recommendation to any person to purchase or sell any shares of our common stock. In preparing their appraisal reports, our Independent Appraisal Firms do not solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of our company.

Upon becoming aware of the occurrence of a material event impacting a real property, the Advisor will promptly notify our Independent Valuation Advisor. Our Independent Valuation Advisor determines the appropriate adjustment, if any, to be made to its estimated fair value of the real property during a given month and then updates its appraisal on the asset. For example, changes to underlying property fundamentals and overall market conditions, which may include: (i) an unexpected termination or renewal of a material lease; (ii) a material change in vacancy levels; (iii) an unanticipated structural or environmental event at a real property; or (iv) material capital markets events, any of which may cause the value of a real property to change materially. Furthermore, the values of our real properties are determined on an unencumbered basis. The effect of any property-level debt on our NAV is discussed further below.

Investments in land and development assets will be valued by our Independent Valuation Advisor monthly at estimated fair value. Land cost and other factors such as the status of land entitlements, permitting, jurisdictional approvals, estimated overall development completion, and estimated development profit are considered in determining estimates of fair value. Upon the earlier of three months following the month of stabilization or twelve months after substantial completion, we will obtain an appraisal from a Third-Party Appraisal Firm, and thereafter the valuation process will follow the regular valuation process described above.

Real Estate-Related Assets and Other Assets

Real Estate-Related Assets that are not restricted as to salability or transferability are fair valued monthly based on publicly available information. Generally, to the extent the information is available, such Real Estate-Related Assets are valued at the last trade of such securities that was executed at or prior to closing on the valuation day or, in the absence of such trade, the last ‘‘bid’’ price. The value of these Real Estate-Related Assets that are restricted as to salability or transferability may be adjusted by the pricing source for a liquidity discount. In determining the amount of such discount, consideration is given to the nature and length of such restriction and the relative volatility of the market price of the asset.

Other assets include, but may not be limited to, derivatives (other than interest rate hedges), credit rated government securities, cash and cash equivalents and accounts receivable. Estimates of the fair values of other assets are determined using widely accepted methodologies and, where available, on the basis of publicly available pricing quotations and information.

Other assets also include individual investments in mortgages, mortgage participations, mezzanine loans, and loans associated with our DST Program (as described under the “Valuation of Assets and Liabilities Associated with the DST Program” heading below) that are included in our determination of NAV at estimated fair value using widely accepted valuation methodologies.

Pursuant to our valuation procedures, our board of directors, including a majority of our independent directors, approves the pricing sources of our Real Estate-Related Assets and other assets. In general, these sources are third parties other than our Advisor. However, we may utilize the Advisor or a Black Creek Group affiliate as a pricing source if the asset is not considered material to the Company or there are no other pricing sources reasonably available, and provided that our board of directors, including a majority of our independent directors, must approve the initial valuation performed by our Advisor and any subsequent material adjustments made by our Advisor. The Independent Valuation Advisor generally does not act as the third-party pricing source for these assets, although it may, under certain circumstances, be engaged to do so.

Liabilities, Excluding Property-Level Mortgages, Corporate-Level Credit Facilities and Interest Rate Hedges

Except as noted below, we include an estimate of the fair values of our liabilities as part of our NAV calculation. These liabilities include, but may not be limited to, fees and reimbursements payable to the Advisor and its affiliates, accounts payable and accrued expenses, and other liabilities. Pursuant to our valuation procedures, our board of directors, including a majority of our independent directors, approves the pricing sources of our liabilities which may include third parties or our Advisor or its affiliates.

Under applicable GAAP, we record liabilities for distribution fees (i) that we currently owe the Dealer Manager under the terms of our dealer manager agreement and (ii) for an estimate that we may pay to our Dealer Manager in future periods. However, we do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

The estimated fair values of these liabilities may be determined by our Advisor or another suitable pricing source. Our Independent Valuation Advisor is not responsible for appraising or reviewing these liabilities.

Liabilities - Property-Level Mortgages, Corporate-Level Credit Facilities and Interest Rate Hedges

Our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity, including those subject to interest rates hedges, are valued at par (i.e. at their respective outstanding balances) by the Advisor. Because we often utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge are treated as one financial instrument which are valued at par if intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein). This policy of valuing at par will apply regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes.

Our property-level mortgages and corporate-level credit facilities that are not intended to be held to maturity (in conjunction with any associated interest rate hedges that are not intended to be held to maturity) are fair valued by the Advisor using widely accepted valuation methodologies based on information provided by various qualified third-party valuation experts and data sources. Our Independent Valuation Advisor will review the Advisor’s fair value estimates for the property-level mortgages and corporate-level credit facilities that are not intended to be held to maturity, excluding any impacts from interest rate hedges.

Estimated prepayment penalties will not factor into the valuation of our debt unless an interest rate hedge is definitively not intended to be held to maturity, in which case a hedge mark to market adjustment will be made at such time using a third-party pricing source.

Debt that is not intended to be held to maturity means any property-level mortgages that we definitively intend to prepay in association with any asset considered as held-for-sale from a GAAP perspective, other property-level mortgages or corporate-level credit facilities that we definitively intend to prepay, or any interest rate hedge that we definitively intend to terminate.

In addition, for non-recourse mortgages and interest rate hedges, the combined value of the net liability for each mortgage and associated interest rate hedge is limited to the value of the underlying asset(s), so as to not make the equity of such asset(s) less than zero.

Costs and expenses incurred to secure such financings are amortized over the life of the applicable loan. Unless costs can be specifically identified, we allocate the financing costs and expenses incurred with obtaining multiple loans that are not directly related to any single loan among the applicable loans, generally pro rata based on the amount of proceeds from each loan.

Valuation of Assets and Liabilities Associated with the DST Program

We have initiated a program (the “DST Program”) to raise capital in private placements through the sale of beneficial interests in specific Delaware statutory trusts holding real properties (each a “DST Property” and collectively, the “DST Properties”). DST Properties may be sourced from real properties currently indirectly owned by the Operating Partnership or may be newly acquired. Pursuant to the DST Program, we, through a subsidiary of our Operating Partnership, will hold a long-term leasehold interest in each DST Property pursuant to a master lease that is guaranteed by the Operating Partnership, while third-party investors own some or all of the DST Property through a Delaware statutory trust. Under the master lease, the Operating Partnership acts as a landlord to the occupying tenants and is responsible for subleasing the DST Property to such tenants, which means that we bear the risk that the underlying cash flow received by us from the DST Property may be less than the master lease payments made by us. Additionally, the Operating Partnership will retain a fair market value purchase option giving it the right, but not the obligation, to acquire the beneficial interests in the Delaware statutory trusts from the investors at a later time in exchange for units in the Operating Partnership (the “FMV Option”).

Due to our continuing involvement with the DST Properties through the master lease arrangements and the FMV Options, we will include DST Properties in our determination of NAV at fair market value in the same manner as described under “Real Property” above. In addition, the cash received by us or a DST Investor Loan made by us in exchange for the sale of interests in a DST Property will be valued as assets and shall initially equal the value of the real property subject to the master lease, which will be valued as a liability. Accordingly, the sale of interests in a DST Property has no initial net effect to our NAV. Thereafter, our Independent Valuation Advisor will value the real property subject to the master lease liability quarterly using a discounted cash flow methodology. Therefore, any differences between the fair value of the underlying real property and the fair value of the real property subject to the master lease obligations will accrue into our NAV not less frequently than quarterly. The Advisor will value any loan assets used to purchase interests in the DST Program using the same methodology used to value our other debt investments, with such values reviewed for reasonableness by our Independent Valuation Advisor.

Estimated NAV of Unconsolidated Investments

Unconsolidated real properties held through joint ventures or partnerships are valued according to the valuation procedures set by such joint ventures or partnerships. At least once per calendar year, each unconsolidated real property will be appraised by a Third-Party Appraisal Firm. If the valuation procedures of the applicable joint ventures or partnerships do not accommodate a monthly determination of the fair value of real property, the Advisor will determine the estimated fair value of the unconsolidated real properties for those interim periods. The Advisor will also determine on a monthly basis the fair value of any other applicable assets and liabilities of the joint venture using similar practices that we utilize for our consolidated portfolio.

Once the associated fair values of assets and liabilities are determined, the value of our interest in any joint venture or partnership is then determined by using a hypothetical liquidation calculation based on our ownership percentage of the joint venture or partnership’s estimated NAV. If deemed an appropriate alternative to fair valuing applicable assets and liabilities individually, unconsolidated assets and liabilities held in a joint venture or partnership that acquires multiple real properties over time may be valued as a single investment. The value of our interest in any joint venture or partnership that is a minority interest or is restricted as to salability or transferability may reflect or be adjusted for a minority or liquidity discount. In determining the amount of such discount, consideration may be given to a variety of factors, including, without limitation, the nature and length of such restriction.

Our Independent Valuation Advisor is not responsible for providing monthly appraisals of unconsolidated real properties, reviewing third-party appraisals of unconsolidated real properties, or valuing our unconsolidated investments per these valuation procedures; however, it may be engaged to do so.

Probability-Weighted Adjustments

In certain circumstances, such as in an acquisition or disposition process, we may be aware of a contingency or contingencies that could impact the value of our assets, liabilities, income or expenses for purposes of our NAV calculation. For example, we may be party to an agreement to sell a property at a value different from the property value being used in our current NAV calculation. The same agreement may require the buyer to assume a related mortgage loan with a fair value that is different from the value of the loan being used in our current NAV calculation. The transaction may also involve costs for brokers, transfer taxes, and other items upon a successful closing. The Advisor may take such contingencies into account when determining the values of certain components of our NAV (such as the carrying value of our liabilities or expense accruals) for purposes of our NAV calculation. These adjustments may be made either in whole or in part over a period of time, and the Advisor may take into account (a) the estimated probability of the contingencies occurring and (b) the estimated impact to NAV if the contingencies were to occur when determining the timing and magnitude of any adjustments to NAV.

NAV and NAV per Share Calculation

Our NAV per share is calculated as of the last calendar day of each month for each of our outstanding classes of stock, and is available generally within 15 calendar days after the end of the applicable month. Our NAV per share is calculated by ALPS, a third-party firm approved by our board of directors, including a majority of our independent directors. Our board of directors, including a majority of our independent directors, may replace ALPS or any other party involved in our valuation procedures with another party, including our Advisor, if it is deemed appropriate to do so.

Each month, before taking into consideration accrued dividends or class-specific distribution fee accruals, any change in the Aggregate Fund NAV of our outstanding shares of common stock, along with the OP Units held by third parties from the prior month (whether an increase or decrease) is allocated among each class or series of Fund Interest based on each class’s or series’s relative percentage of the previous Aggregate Fund NAV. Changes in the Aggregate Fund NAV reflect factors including, but not limited to, unrealized/realized gains (losses) on the value of our real property portfolio, increases or decreases in Real Estate-Related Assets and other assets and liabilities, and monthly accruals for income and expenses (including accruals for performance based fees, if any, advisory fees and distribution fees) and distributions to investors.

Our most significant source of income is property-level net operating income. We accrue revenues and expenses on a monthly basis based on actual leases and operating expenses in that month. For the first month following a real property acquisition, we will calculate and accrue net operating income with respect to such property based on the performance of the property before the acquisition and the contractual arrangements in place at the time of the acquisition, as identified and reviewed through our due diligence and underwriting process in connection with the acquisition. For NAV calculation purposes, organization and offering costs incurred as part of our corporate-level expenses related to our primary offering reduce NAV as incurred. Organization and offering costs incurred as part of our corporate-level expenses related to the DST Program reduce NAV on a monthly basis over a two-year period following the completion of each DST offering.

Following the calculation and allocation of changes in the Aggregate Fund NAV as described above, NAV for each class is adjusted for accrued dividends and ongoing distribution fees that are currently payable, to determine the monthly NAV. Ongoing distribution fees are allocated on a class-specific basis and borne by all holders of the applicable class. These class-specific fees may differ for each class, even when the NAV of each class is the same. We normally expect that the allocation of ongoing distribution fees on a class-specific basis will result in different amounts of distributions being paid with respect to each class of shares. However, if no distributions are authorized for a certain period, or if they are authorized in an amount less than the allocation of class-specific fees with respect to such period, then pursuant to these valuation procedures, the class-specific fee allocations may lower the NAV of a share class. Therefore, as a result of the different ongoing fees allocable to each share class, each share class could have a different NAV per share. If the NAV of our classes are different, then changes to our assets and liabilities that are allocable based on NAV may also be different for each class. Because the purchase price of shares in the primary offering is equal to the transaction price, which generally equals the most recently disclosed monthly NAV per share, plus the upfront selling commissions and dealer manager fees, which are effectively paid by purchasers of shares at the time of purchase, the upfront selling commissions and dealer manager fees have no effect on the NAV of any class.

NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class on such day.

NAV of our Operating Partnership and OP Units

Our valuation procedures include the following methodology to determine the monthly NAV of our Operating Partnership and the OP Units. Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. Certain other classes or series of OP Units may not be economically equivalent to a class of shares.  The NAV of these classes or series of OP Units shall initially be set at a specified value, and thereafter adjusted as described above under “NAV and NAV per Share Calculation” as if they were a separate class of shares, taking into account their specific economic terms (specifically, their specific dividends and ongoing distribution fees). The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each outstanding OP Unit on such day.

Oversight by our Board of Directors

All parties engaged by us in connection with our valuation procedures, including Altus Group, ALPS and our Advisor, are subject to the oversight of our board of directors. As part of this process, our Advisor reviews the estimates of the fair values of our real properties, Real Estate-Related Assets, and other assets and liabilities within our portfolio for consistency with our valuation guidelines and the overall reasonableness of the valuation conclusions, and informs our board of directors of its conclusions. Although Third-Party Appraisal Firms, our Independent Valuation Advisor, or other pricing sources may consider any comments received from us or our Advisor or other valuation sources for their individual valuations, the final estimated fair values of our real properties are determined by our Independent Valuation Advisor, and the final estimates of fair values of our Real Estate-Related Assets, our other assets, and our liabilities are determined by the applicable pricing source as described above. With respect to the valuation of our real properties, our Independent Valuation Advisor provides our board of directors with periodic valuation reports and is available to meet with our board of directors to review valuation information, as well as our valuation guidelines and the operation and results of the valuation process generally. Our board of directors has the right to engage additional valuation firms and pricing sources to review the valuation process or valuations, if deemed appropriate.

Review of and Changes to Our Valuation Procedures

At least once each calendar year, our board of directors, including a majority of our independent directors, reviews the appropriateness of our valuation procedures with input from our Independent Valuation Advisor.

From time to time, our board of directors, including a majority of our independent directors, may adopt changes to the valuation procedures if it: (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination; or (2) otherwise reasonably believes a change is appropriate for the determination of NAV.

We will publicly announce material changes to our valuation procedures.

Limitations on the Calculation of NAV

The most significant component of our NAV consists of the estimated fair values of real properties and, as with any real property valuation protocol, the estimated fair values of real properties are based on a number of judgments, assumptions or opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions could result in a different estimate of the value of our real properties. Although the methodologies contained in the valuation procedures are designed to operate reliably within a wide variety of circumstances, it is possible that in certain unanticipated situations or after the occurrence of certain extraordinary events (such as a terrorist attack or an act of nature), our ability to implement and coordinate our NAV procedures may be impaired or delayed, including in circumstances where there is a delay in accessing or receiving information from vendors or other reporting agents. Further, the NAV per share should not be viewed as being determinative of the value of our common stock that may be received in a sale to a third party or the value at which our stock would trade on a national stock exchange. Our board of directors may suspend this offering and the share redemption program if it determines that the calculation of NAV may be materially incorrect or there is a condition that restricts the valuation of a material portion of our assets.